Exhibit 1.01
Conflict Minerals Report of Vishay Precision Group, Inc.
For the year ended December 31, 2014

This is the Conflict Minerals Report (“CMR”) of Vishay Precision Group, Inc. (“VPG”, the “Company”, “we”, ”us”, or “our”) for the fiscal year ended December 31, 2014, presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 ( the “1934 Act”).

Background

Rule 13p-1was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3T&G”) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.
If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”),or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a CMR, to the SEC that includes a description of those due diligence measures.

Company Overview

VPG is an internationally recognized designer, manufacturer and marketer of sensors, and sensor-based measurement systems, as well as specialty resistors and strain gages based on its proprietary technology. VPG provides precision products and solutions, many of which are "designed-in" by our customers, specializing in the growing markets of stress, force, weight, pressure, and current measurements. A significant portion of our products and solutions are primarily based upon our proprietary foil technology and are produced as part of our vertically integrated structure. We believe this strategy results in higher quality, more cost effective and focused solutions for our customers. Our products are marketed under a variety of brand names that we believe are characterized as having a very high level of precision and quality. Our global operations enable us to produce a wide variety of products in strategically effective geographic locations that also optimize our resources for specific technologies, sensors, assemblies and systems.

Product Description

The Company has a long heritage of innovation in precision foil resistors, foil strain gages, and sensors that convert mechanical inputs into an electronic signal for display, processing, interpretation, or control by our instrumentation and systems products. Precision sensors are essential to the accurate measurement, resolution and display of force, weight, pressure, torque, tilt, motion, or acceleration, especially in the legal-for-trade, commercial, and industrial marketplaces. This expertise served as a foundation for our expansion into strain gage instrumentation, load cells, transducers, weighing modules, and complete systems for process control and on-board weighing. Our products are not typically used in the consumer market.

Reasonable Country of Origin Inquiry ("RCOI") Process
VPG continues to conduct its RCOI process by surveying its suppliers. Our global supply chain is complex and we can be many levels removed from the smelters or mining companies. We are still awaiting responses from many of our suppliers and some supplier responses have been incomplete requiring additional follow-up.

Due Diligence
VPG continues to undertake due diligence to determine the conflict minerals status of the necessary conflict minerals used in our manufactured products. In 2013, we developed a conflict minerals policy (detailed at the end of this CMR), and established a cross functional steering committee, comprised of the corporate controller, general counsel, division heads, global IT director, global environmental, health and safety director, and the chief technology officer, as well as divisional working groups. Senior management continues to be briefed as to the status of the due diligence process. We developed a conflict mineral management system to implement the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework. We began the process of due diligence which, included conducting supply-chain surveys with direct suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to identify the smelters and refiners.

During the reporting period for this Report, VPG's due diligence measures included:

•	a continuation of supply-chain surveys with our suppliers,

•	implementing a software system to assist us with sending out and tracking responses from suppliers,

•	reviewing information received back from suppliers and following up on inconsistent, incomplete or inaccurate responses, and

•	sending reminders to non-responsive suppliers to obtain to requested information.

Due to the breadth and complexity of our products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals.
VPG Conflict Minerals Policy
VPG’s conflict mineral policy, which we adopted on December 11, 2013, defines the tenets of its conflict minerals compliance management system, and is posted on the Company’s website at http://www.vpgsensors.com/ehs/conflict-minerals.

Dodd-Frank Wall Street Reform and Consumer Protection Act (Conflict Minerals)

In July 2010, the United States passed HR4173, the Dodd-Frank Financial Reform Bill section 1502(b) requiring all US public companies and their suppliers to disclose the chain of custody usage of conflict minerals.

Conflict minerals refers to minerals or other derivatives, specifically, Tin, Tantalum, Tungsten, and Gold (3T&G) mined in the eastern provinces of the Democratic Republic of the Congo (DRC) and in the adjoining countries where revenues may be directly or indirectly financing armed groups engaged in civil war, resulting in serious social and environmental abuses.

Vishay Precision Group, Inc. (VPG) is concerned with the unintentional support of armed conflict through the purchase of 3T&G minerals from the DRC and countries that share its border (the DRC region).

We will take the following steps to determine the use, source, and origin of 3T&G minerals in our global product portfolio across our business segments. We will use a reasonable documented process to:

•	Work closely with our suppliers to determine the potential use of 3T&G minerals in our supply chain and, when appropriate, work with them to remediate issues and source more responsibly.

•
Expect our 3T&G suppliers to conduct the necessary inquiry and, where appropriate, additional due diligence to provide us with confirmation of the source of the materials used in their processes and ultimately present in our products.

We also commit to institute procedures and governance processes to ensure proper implementation of these objectives across the company.

Our actions on conflict minerals support and evidence VPG’s commitment to respect the human rights of all people and to improve the quality of life in the communities we serve.